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                                                -------------------------------
                                                         OMB APPROVAL
                                                -------------------------------
                                                 OMB NUMBER           3235-0145
                                                 EXPIRES:     DECEMBER 31, 1997
                                                 ESTIMATED AVERAGE BURDEN
                                                 HOURS PER FORM...........14.90
                                                -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            JB OXFORD HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     466107
    ------------------------------------------------------------------------
                                 (CUSIP Number)


         Robert T. Tucker, Esq.            with a copy to:
         61 Purchase Street                James W. Loss, Esq.
         Rye, NY 10580                     Riordan & McKinzie
         (914) 967-8105                    695 Town Center Drive, Suite 1500
                                           Costa Mesa, California  92626
                                           (714) 433-2626
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 25, 1996
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [     ].

Check the following box if a fee is being paid with the statement [     ](A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 466107                                               PAGE 2 of 5 PAGES

1 NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Arabella, S.A.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[   ]
                                                                        (b)[   ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
      621,000

8     SHARED VOTING POWER
      -0-

9     SOLE DISPOSITIVE POWER
      621,000

10    SHARED DISPOSITIVE POWER
      -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      621,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.1%

14    TYPE OF REPORTING PERSON*
      OO (See Item 2)



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D, dated May 16, 1996, previously filed (the "Initial Filing") by Arabella, S.A. ("Purchaser"), and relates to the purchase of an additional 159,000 shares of common stock, $.01 par value per share (the "Securities"), of JB Oxford Holdings, Inc.

Item 1.           Security and Issuer.

                  Since the Initial Filing, no material change has occurred in the facts set forth in the response to this item.

Item 2.           Identity and Background.

                  Since the Initial Filing, no material change has occurred in the facts set forth in the response to this item.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 of the Initial Filing is amended and restated as follows:

                  On May 16, 1996, Purchaser acquired 462,000 shares of the Securities through a series of open-market transactions (the "May Acquisitions"). Purchaser acquired an additional 159,000 shares of the Securities in a series of open-market transactions beginning on October 23, 1996 and ending October 29, 1996 (the "October Acquisitions"). The purchase price paid for the Securities purchased in the May Acquisitions was $1,557,003.10. The purchase price paid for the Securities purchased in the October Acquisitions was $346,764.42, making the aggregate purchase price for the Securities purchased $1,903,767.52 (the "Purchase Price"). The Purchase Price was paid entirely out of Purchaser's own working capital. No part of the Purchase Price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4.           Purpose of Transaction.

                  Since the Initial Filing, no material change has occurred in the facts set forth in the response to this item.

Item 5.           Interest in Securities of The Issuer.

                  Item 5 of the Initial Filing is amended and restated as follows:

                  (a) As of August 1, 1996 there were 8,725,205 shares of the Issuer's common stock, $.01 par value per share, outstanding (the "Common Stock"), which is the number of outstanding shares reported by the Issuer on its quarterly report on Form 10-Q, for the quarter ended June 30, 1996 (the "Form 10-Q"). Based on the Form 10-Q, the Purchaser is currently the beneficial owner of 621,000 shares, or 7.1% of the Common Stock of the Issuer.

                  (b) Purchaser has both sole voting and dispositive power over the Securities.

                  (c) Other than the purchases of the Securities described in
Item 3 herein, no other transactions by the Purchaser with respect to the Securities were effected during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

                  Since the Initial Filing, no material change has occurred in the facts set forth in the response to this item.


Item 7.           Material to be Filed as Exhibits.

                  Exhibit 24 Power of Attorney (previously filed as an exhibit to the Initial Filing and incorporated by reference herein).


                                   Page 4 of 5
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                                    SIGNATURE

                           After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1996

                                         ARABELLA, S.A.
                                         a Luxembourg corporation


                                         By: /s/ Robert T. Tucker
                                             -----------------------------------
                                             Robert T. Tucker
                                             Attorney-in-fact


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